SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 28, 2008                        By: /s/ Victor DiTommaso______________________

                                                                   Victor DiTommaso, Vice President Finance

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

INTERTAPE POLYMER GROUP INC. COMPLETES REFINANCING

Bradenton, Florida, March 28, 2008 – Intertape Polymer Group Inc. (TSX:ITP) (NYSE:ITP) (“IPG” or the “Company”) announced today that it has entered into a new $200.0 million Senior Secured Credit Facility (“Credit Facility”) consisting of a U.S. revolving credit facility in the amount of $185.0 million and a Canadian revolving credit facility in the amount of $15.0 million.  IPG also obtained a letter of credit facility with a sublimit in the amount of $15.0 million.  The Credit Facility is secured by a first lien on the non-real estate assets of IPG and substantially all of its subsidiaries.  Upon funding on March 28, 2008, proceeds will be used to repay the $117.0 million currently outstanding under the Company’s existing credit facility.

The $200.0 million Credit Facility has been provided by a bank syndicate.  The Credit Facility has a five year term and shall bear interest at Libor plus 1.75% or the prime rate set by Bank of America in effect from time to time, as elected by IPG, plus 0.25% through September 30, 2008.  Thereafter, the applicable margin shall adjust quarterly based on the then outstanding availability under the Credit Facility.

In connection with the repayment of the existing credit facility, the Company terminated its two outstanding interest rate swap agreements at a cost of approximately $3.0 million.  In addition, the Company expects to record a non-cash charge of approximately $3.4 million in the first quarter of 2008 representing the accelerated amortization of the debt issue expenses relating to the termination of the existing credit facility.

The combination of the new financing and the $80.0 million reduction of debt during 2007 coupled with the decline in current Libor interest rates should result in a reduction of interest expense of approximately $ 8.4 million in 2008 compared to 2007.

The new facility has eliminated the financial ratio covenants set forth in the prior credit agreement with the exception of a fixed charge coverage ratio that becomes effective only when unused availability drops below $25.0 million. At closing, the Company is well onside in this regard.

IPG’s Chief Financial Officer, Victor DiTommaso, CPA, stated “We are pleased with the terms of our new Credit Facility and believe the successful refinancing of our Credit Facility is indicative of the progress made in improving the financial stability of the Company.  The Company’s ability to refinance this part of the debt in these difficult times reflects our strong cash flows and the confidence our lenders have in the Company.”

IPG currently has approximately $33.0 million of unused availability under its new Credit Facility. While IPG anticipates that its free cash flows will enable it to reduce its borrowings under the Credit Facility during 2008, the Company retains the ability to obtain additional financing secured by all or a portion of its owned real estate in an amount of up to $35.0 million.

“The Company anticipates that the refinancing of its Credit Facility, its ongoing efforts to reduce costs, the introduction of five new products and the realignment of sales personnel focusing on propriety and high margin niche markets, should significantly contribute to the financial results of the Company in the second half of 2008,” said Melbourne F. Yull, Executive Director of IPG.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, Intertape employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information set forth in this Press Release, including statements regarding the business and anticipated financial performance of the Company, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward -looking statements include , but are not limited to, statements regarding the Company’s cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company’s product mix, and future financing plans.  Forward-looking statements can be identified in some cases by terms such as “may”, “should”, “could”, “intends”, “anticipates”, “potential”, and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company’s products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from, and the availability and price of raw materials.

Additional discussion of factors that could cause actual results to differ materially from management’s projections, estimates and expectations is contained in the Company ’s SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

FOR FURTHER INFORMATION CONTACT:

Rick Leckner

MaisonBrison

(514) 731-0000

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